EXHIBIT 99.1

Endeavour Silver Launches Sustainability Strategy with Three-year Targets

VANCOUVER, British Columbia, Jan. 06, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) is pleased to introduce its new Sustainability Strategy. It sets out priorities, actions, and targets over the next three years focused on three pillars: people, planet and business. All amounts reported are in United States (US) dollars.

This refreshed strategy is part of the Company’s multi-year transformation and growth plan and demonstrates the crucial role that leading mining companies like Endeavour Silver can provide in supporting economic, social and environmental sustainability.

The Endeavour Silver Sustainability Strategy 2022-2024 aligns with our “Endeavour Cares” cultural philosophy, which reflects a strong senior management and team commitment to sustainable practices. Endeavour will report regularly and transparently on the delivery of the Sustainability Strategy through its annual Sustainability Report available on the website at https://edrsilver.com/sustainability/overview/.

“We’re raising the bar for ourselves,” says Dan Dickson, CEO. “We want to deepen our sustainability commitments and elevate our performance in areas that matter most to our stakeholders and our business. These are areas where we’re channeling our energy, increasing our investments, and increasing our efforts to deliver meaningful progress toward a more sustainable future.”

The comprehensive strategy outlines key initiatives in years 2022-2024, under three pillars with clear goals. Highlights include:

  Increase positive social impacts for people:

    Achieve zero fatalities and reduce accident rate
    Build an inclusive team by increasing participation of women above the industry average to 16% in the workforce and 25% in leadership positions (1)
    Target $2 million in community investments over three years to support local needs in communities in Mexico

  Elevate environmental stewardship of the planet:

    Reduce the intensity of Endeavour’s emissions year-over-year and develop a climate risk response plan, including reporting on climate-related risks and opportunities in line with the Task Force on Climate-Related Disclosures (TCFD) recommendations
    Maintain zero tailings spills and further align practices across the entire tailings facility lifecycle with the new global industry standard on tailings management
    Increase the number and survival rate of trees planted annually

  Lead a healthy, long-term business:

    Expand Environmental, Social and Governance (ESG) disclosures
    Continue building a caring culture through enhanced training for employees and contractors and faster resolution of concerns raised through our grievance mechanism
    Increase ESG criteria in our supplier evaluation system and ensure all suppliers comply with the Company’s Code of Conduct

1.  Targets align with the mining industry 2021 representation averages, as reported by Mexican Mining Chamber (CAMIMEX)

“Since the early days when we founded this company, we applied a sustainability barometer to everything we have done,” comments Brad Cooke, Executive Chairman of the Board. “This approach has driven us on our mission to find, build and operate quality silver mines in responsible ways that create value for all stakeholders. Anchored on this foundation, our new Sustainability Strategy helps us take our philosophy and actions to the next level.”

To ensure that business commitments result in tangible results, Ken Pickering, Independent Board Director and Sustainability Committee Chair, states that, “Our Sustainability Strategy sets out concrete targets, supported by disciplined monitoring and reporting processes to evaluate our performance and maintain our focus on these activities.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Trish Moran, Interim Head of IR
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s sustainability strategy, anticipated performance in 2021 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of Endeavour to carry out its sustainability strategy, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.